SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-8344

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Limited Brands, Inc.

Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Limited Brands, Inc.

Three Limited Parkway

P O BOX 16000

Columbus, Ohio 43216

Limited Brands, Inc. Savings and Retirement Plan

Financial Statements

Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Limited Brands, Inc. and the

Plan Administrator of the Limited Brands, Inc.

Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of The Limited Brands, Inc. Savings and Retirement Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006 and nonexempt transactions for the year ended December 31, 2006, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

As discussed in Note 2 to the financial statements, in 2006, the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

/s/ Ernst & Young LLP

Columbus, Ohio

June 22, 2007

Limited Brands, Inc. Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments	$636,329,796	$536,617,894
Wrapper contract (at fair market value)	309,573	275,655

Total investments	636,639,369	536,893,549
Receivable for contributions:
Employer	30,883,336	29,630,943
Participants	2,472,821	2,942,737

Total receivable contributions	33,356,157	32,573,680
Cash	12,010	14,004
Due from brokers	81,082	112,366
Accrued interest and dividends	70,245	57,917

Total assets	670,158,863	569,651,516
Liabilities
Administrative fees payable	238,972	166,646
Due to brokers	218,212	129,668

Total liabilities	457,184	296,314

Net assets reflecting all investments at fair value	669,701,679	569,355,202

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,061,631	1,428,977

Net assets available for benefits	$670,763,310	$570,784,179

See accompanying notes.

Limited Brands, Inc. Savings and Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2006	2005
Additions:
Investment income:
Net appreciation in fair value of investments	$53,857,433	$10,194,682
Earnings from investment contracts	6,531,059	5,077,858
Earnings from mutual funds	15,517,008	5,807,649
Dividends	2,407,483	2,505,313
Earnings from common collective trusts	225,408	179,579

Total investment gain	78,538,391	23,765,081
Contributions:
Employer	47,099,846	44,208,050
Participant deferrals	30,877,536	28,180,680
Participant rollovers	2,163,218	1,250,397

Total contributions	80,140,600	73,639,127

Total additions	158,678,991	97,404,208
Deductions:
Distributions to participants	57,218,334	58,857,829
Administrative expenses	1,481,526	1,090,698

Total deductions	58,699,860	59,948,527

Net increase	99,979,131	37,455,681
Net assets available for benefits:
Beginning of year	570,784,179	533,328,498

End of year	$670,763,310	$570,784,179

See accompanying notes.

1. Description of the Plan

General

The Limited Brands, Inc. Savings and Retirement Plan (the Plan) is a defined contribution plan covering certain employees of Limited Brands, Inc. and its affiliates (the Employer) who are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Employer’s retirement contribution:

The Employer provides non-service and service-related retirement contributions equal to a percentage of participants’ annual eligible compensation to those participants who are employed on the last day of the Plan year and have completed 500 hours of service during the Plan year. In addition, the service-related retirement contribution also requires that the participant have five or more years of vesting service. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code. The annual compensation limits were $220,000 and $210,000 for the Plan years ended December 31, 2006 and 2005, respectively. The total retirement contribution percentages are as follows:

Years of Service	Earnings Less Than Social Security Wage Base	Earnings Greater Than Social Security Wage Base
Less than 5 years (non-service related contribution)	3%	6%
5 or more years (service-related contribution including non-service related contributions)	4%	8%

1. Description of the Plan (continued)

Employer’s matching contribution:

The Employer provides a matching contribution of 100% of the participant’s voluntary contributions up to 4% of the participant’s annual eligible compensation. A participant’s eligible compensation is equal to his or her qualified plan compensation less any compensation earned during a period for which the participant elected not to make voluntary contributions or was on suspension as a result of a hardship withdrawal.

Participant’s voluntary contributions:

A participant may elect to make a voluntary tax-deferred contribution of 1% to 15% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Internal Revenue Code adjusted annually ($15,000 and $14,000 for the years ended December 31, 2006 and 2005, respectively). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Internal Revenue Code.

Plan participants turning age 50 at any time before the end of the Plan Year whose contributions to the Plan reach either the maximum percent of his or her annual compensation allowed by the Plan or the maximum dollar amount allowed by the Plan, are eligible to make “catch-up” contributions to the Plan. Catch-up contributions are voluntary and limited to a total of $5,000 and $4,000 for each eligible participant for 2006 and 2005, respectively. Catch-up contributions are not eligible for employer matching contributions.

Investment Options

Both the Employer and participant contributions can be directed into various investment options offered by the Plan solely at the participant’s discretion. The Employer periodically reviews and may make changes to the investment choices available in order to ensure the funds offered are meeting the investment objectives and the financial goals of the participants. The Plan’s investment options offered as of December 31, 2006 include seven mutual funds, three common collective trusts, one pooled account of Employer’s common stock, one pooled account of guaranteed investment contracts, and self directed brokerage accounts. The Plan has two pooled accounts for the common stock of former affiliates into which no additional investments are allowed.

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s and Employer contributions as well as allocated investment earnings. The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.

Vesting

A participant is fully and immediately vested for voluntary, rollover, and matching contributions and is credited with a year of vesting service in the Employer’s retirement contributions for each Plan year that they are credited with at least 500 hours of service. A summary of vesting percentages in the Employer’s retirement contributions follows:

Years of Vested Service	Percentage
Less than 3 years	0%
3 years	20%
4 years	40%
5 years	60%
6 years	80%
7 years	100%

Payment of Benefits

The full value of participants’ accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants’ accounts, to the extent vested, become payable. Those participants with vested account balances greater than $1,000 have the option of leaving their accounts invested in the Plan until age 65. All benefits are paid as a lump-sum distribution. Those participants holding shares of Employer Securities have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having benefits paid directly to an eligible retirement plan specified by the participant.

1. Description of the Plan (continued)

Payment of Benefits (continued)

A participant who is fully vested in his or her account and who has participated in the Plan for at least seven years may obtain an in-service withdrawal from his or her account based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Amounts Allocated to Participants Withdrawn from the Plan

Amounts allocated, but not yet paid to participants withdrawn from the Plan were $456,752 and $164,603 as of December 31, 2006 and 2005, respectively.

Forfeitures

Forfeitures are used to reduce the Employer’s required contributions, and if so elected by the Employer, to reduce administrative expenses. Forfeitures of $3,431,267 and $2,864,677 were used to reduce employer contributions for the years ended December 31, 2006 and 2005, respectively. Forfeitures of $119,995 and $116,287 were used to reduce administrative expenses for the years ended December 31, 2006 and 2005, respectively. There were no unused forfeitures at December 31, 2006 or December 31, 2005.

Expenses and Fees

Expenses of the Plan are deducted from participants’ accounts as follows: 1) a participant fee of $2.50 per quarter for all participant accounts, 2) a $10 disbursement fee for any withdrawals and terminations, 3) a $3 fee for any recurring installment disbursements, and 4) a $50 annual fee for participants having a self-directed brokerage account. Prior to July 2005, the participant fee was $17 per year, allocated to each participant based on their account balance as a percentage of the total plan balance.

Further, investments in the Limited Brands, Inc., Tween Brands, Inc., and Abercrombie & Fitch Co. stock funds are charged an administrative fee of 3 basis points through a reduction in earnings. Investments in the Savings and Retirement Plan (SARP) Stable Value Fund are charged an administrative fee of 30 basis points through a reduction in earnings. The Employer pays administrative expenses incurred in excess of fees collected from participant accounts by either direct payment or from forfeitures. Expenses and fees, excluding those paid directly, have been reported in the financial statements as administrative expenses.

1. Description of the Plan (continued)

Expenses and Fees (continued)

Brokerage fees, transfer taxes and other expenses incurred in connection with the investment of the Plan’s assets are added to the cost of investments purchased or deducted from the proceeds of investments sold.

2. Summary of Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Use of Estimates

The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Note 1, Note 3 and Note 4. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could have a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

2. Summary of Accounting Policies (continued)

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Valuation

Fair value of investments in mutual funds, debt securities, and common stocks are determined by quoted market prices.

Investments in units of collective trusts are valued at the respective net asset values as reported by such trusts. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date.

Investments in guaranteed investment contracts (GICs) represent deposits which guarantee a stated interest rate for the term of the contracts. The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. Investments in synthetic investment contracts (SGICs) are portfolios of securities (debt securities or units of collective trusts) owned by the Plan with wrap contracts associated with the portfolios. The value of debt securities and units of collective trusts are described above. The fair value of wrap contracts are determined by the Trustee based on the change in the present value of the contract’s expected cash flows, discounted at current market rates. Investment contracts may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the Plan to sell a contract at a fair price and may substantially delay the sale of contracts which the Plan seeks to sell. In addition, investment contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due (Note 4).

Adjustment from Fair Value to Contract Value

The amount represents the difference between market value and contract value of GICs, SGICs, and collective trusts which invest in these types of investments.

2. Summary of Accounting Policies (continued)

Net Appreciation in Fair Value of Investments

Net realized and unrealized appreciation/(depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.

Benefit Payments

Benefits are recorded when paid.

New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) No. AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP requires the Statements of Net Assets Available for Benefits to present the fair value of the Plan’s investments and fully benefit-responsive investment contracts with a corresponding adjustment to show these contracts at contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts, therefore there was no impact on the Statements of Changes in Net Assets Available for Benefits. The FSP was applied retroactively to the prior period presented.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

3. Investments

The Plan’s investments are held by the Ameriprise Trust Company, trustee of the Plan. The following table presents balances at December 31, 2006 and 2005 for the Plan’s current investment options. Investments that represent five percent or more of the Plan’s net assets are separately identified.

	December 31
	2006	2005
Investments at fair value as determined by:
Quoted market price
Common stock:
Limited Brands, Inc.	$111,996,933	$88,124,039
Other	11,833,889	10,288,098
Preferred stock	31,303	—
Mutual funds:
Vanguard Institutional Index Fund	110,456,538	98,532,493
Allianz CCM Capital Appreciation Fund	59,469,459	55,859,070
Dodge & Cox Stock Fund	46,314,348	33,520,807
Artisan International Investor Shares	34,228,806	23,030,668
Other	57,469,682	46,183,634
Estimated fair value
Investment contracts	142,710,320	129,123,946
Common collective trusts	62,117,124	52,229,512
Other	10,967	1,282

Total investments at fair value	$636,639,369	$536,893,549

3. Investments (continued)

The Plan’s investments (including investments bought, sold, and held during the year) appreciation/(depreciation) in value for the years ended December 31, 2006 and 2005, is set forth below:

	December 31
	2006	2005
Net appreciation/(depreciation) in fair value as determined by:
Quoted market price
Common stock	$27,433,159	$(961,583)
Mutual funds	21,574,786	8,185,555
Other	(2,624)	(642)

	49,005,321	7,223,330
Estimated fair value
Common collective trusts	4,852,112	2,971,352

Net appreciation in fair value	$53,857,433	$10,194,682

4. Investment Contracts

Nature of Investment Contracts

The Plan, under the SARP Stable Value Fund investment option, invests primarily in GICs and SGICs. In a GIC, the issuer takes a deposit from the Plan and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal at a specified rate of interest guaranteed to the Plan.

In a SGIC structure, the underlying investments are owned by the Plan and held in trust for Plan participants. The Plan enters into wrapper contracts from third-party insurance companies or banks that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrapper contract obligates the wrapper provider to maintain the “contract value” of the underlying investments. The contract value is generally equal to the contract, less any adjustments for withdrawals (as specified in the wrapper agreement). Under the terms of the wrapper contract, the realized and unrealized gains and losses on the underlying investments are, in effect, amortized over the duration of the underlying investments, through adjustments to the future contract interest crediting rate (which is the rate earned by Plan). The wrapper contract provides that the adjustments to the interest crediting rate will not result in future interest crediting rates that are less than zero. These wrapper contracts are designed to insulate the Plan from investment losses as a result of movements in interest rates; however they generally do not protect the Plan from loss if a wrapper provider defaults. A default by the wrapper provider on its obligation could result in a decrease in the value of the Plan’s assets.

4. Investment Contracts (continued)

In general, if the contract value of the wrapper agreement exceeds the market value of the underlying investments (including accrued interest), the wrapper provider becomes obligated to pay the difference to the Plan in the event that Plan redemptions result in a total contract liquidation. In the event that there are partial Plan redemptions that would otherwise cause the contract’s crediting rate to fall below zero percent, the wrapper provider is obligated to contribute to the Plan an amount necessary to maintain the contract’s crediting rate at a minimum of zero percent. The circumstances under which payments are made and the timing of payments between the Plan and the wrapper provider may vary based on the terms of the wrapper contract.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average annual yield for the investment contracts was approximately 5.02% and 2.63% for the years ended December 31, 2006 and 2005, respectively. The average annual yield adjusted to reflect the rate credited to participants was approximately 4.53% and 3.84% for the years ended December 31, 2006 and 2005, respectively.

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for wrapper contract include:

•	The level of market interest rates

•	The amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract

•	The investment returns generated by the fixed income investments that back the wrapper contract

•	The duration of the underlying fixed income investments backing the wrapper contract

The wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis according to each contract.

4. Investment Contracts (continued)

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the SARP Stable Value Fund investment option are paid at contract value but are funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting difference between the market value of the underlying investments relative to the wrapper contract value is presented on the Plan’s Statement of Net Assets Available for Benefits as “Adjustment from fair value to contract value for fully benefit-responsive investment contracts”. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

Events That Limit the Ability of the Plan to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include Plan disqualification, termination of the Plan, a material adverse change to the provisions of the Plan, the Employer’s election to withdraw from a wrapper contract in order to change to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. While the Employer does consider that the spin-off or sale of an affiliate is probable, they do not consider these or other events to limit the ability of the plan to transact at contract value.

Issuer-Initiated Contract Termination

Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the plan’s loss of its qualified status, un-cured material breaches of responsibilities, failure to make fee payments to the issuer, determination that any of the transactions are or will become prohibitive, and material and adverse changes to the provisions of the Plan. If one of these events were to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a GIC, at the hypothetical market value based upon a contractual formula).

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 1, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is qualified and the related trust is tax exempt, and will take necessary and reasonable steps, if any, to maintain the Plan’s qualified status.

6. Plan Administration

The Administrative Committee, comprised of members appointed by the Compensation Committee of the Board of Directors of the Employer, administers the Plan. The Board of Directors has delegated the day-to-day administrative duties to the Administrative Committee.

7. Plan Termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. Limited Brands, Inc. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

8. Parties-in-Interest

Ameriprise Trust Company, trustee of the Plan, its subsidiaries and affiliates maintain and manage certain of the investments of the Plan, for which the Plan is charged.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2006	2005
Net assets available for benefits per the financial statements	$670,763,310	$570,784,179
Contract value in excess of fair value	(1,061,631)	—
Amounts allocated to withdrawing participants	(456,752)	(164,603)

Net assets available for benefits per Form 5500	$669,244,927	$570,619,576

The following is a reconciliation of total additions per the financial statements to the total earnings per the Form 5500:

Year Ended December 31, 2006
Total additions per the financial statements	$158,678,991
Adjustments from contract value to fair value	(1,061,631)

Total income per Form 5500	$157,617,360

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year Ended December 31, 2006
Benefits paid to participants per the financial statements	$57,218,334
Amounts allocated to withdrawing participants:
At December 31, 2006	456,752
At December 31, 2005	(164,603)

Benefits paid to participants per Form 5500	$57,510,483

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

10. Prohibited Transactions

In May 2006, the Employer determined that it had borrowed funds from the Plan on April 14, 2005 through an improper reduction of a matching contribution from interest earned within a holding account held by the Plan for transfer of funds prior to allocation to participants. The Employer discontinued this practice and reimbursed all amounts to the Plan on June 2, 2006.

The total amount borrowed from the Plan was $17,989 during 2005. Additionally, interest accumulated on this amount was $553 and $836 for the years ended December 31, 2006 and 2005, respectively.

11. Subsequent Events

Effective January 1, 2007, the graded vesting schedule related to Employer retirement contributions was revised to allow full vesting after six years. As a result, eligibility for in-service withdrawals was also reduced to six years.

As a result of its 2006 purchase of the Ameriprise Trust Company, effective April 1, 2007, Wachovia Bank, N.A. became the Trustee and Plan Administrator of the Plan.

On May 15, 2007, Limited Brands Store Operations, Inc. an affiliate of the Employer, entered into a purchase agreement to sell 66 2/3% of Express, LLC to an outside party. The sale is expected to close on July 6, 2007. Upon completion of the transaction, Express, LLC employees will no longer be able to contribute to the Plan. As of May 31, 2007, Express employees held approximately $42.4 million of Plan assets.

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Limited Brands, Inc.	Common Stock - 3,869,970 - shares	$111,996,933
	Tween Brands, Inc.	Common Stock - 150,775 - shares	6,020,446
	Abercrombie & Fitch Co.	Common Stock - 44,694 - shares	3,112,043
	Pimco Total Return Fund	Mutual Fund - 1,114,464 - shares	11,568,132
	American Balanced Fund	Mutual Fund - 1,507,608 - shares	28,644,550
	Allianz CCM Capital Appreciation Fund	Mutual Fund - 3,081,319 - shares	59,469,459
	Dodge & Cox Stock Fund	Mutual Fund - 301,801 - shares	46,314,348
	Hartford Midcap Holdings Fund	Mutual Fund - 453,642 - shares	12,139,459
	Vanguard Institutional Index Fund	Mutual Fund - 852,354 - shares	110,456,538
	Artisan International Investor Shares	Mutual Fund - 1,180,711 - shares	34,228,806
*	RiverSource Trust Short-Term Horizon (25:75)	Common Collective Trust - 189,468 - shares	4,332,936
*	RiverSource Trust Medium-Term Horizon (50:50)	Common Collective Trust - 389,008 - shares	11,356,707
*	RiverSource Trust Long-Term Horizon (80:20)	Common Collective Trust - 657,509 - shares	21,181,637
*	RiverSource Trust Money Market Fund II	Common Collective Trust - 1,330,895 - shares	1,330,895
	Self Directed Brokerage Accounts		7,861,211
	Pooled Stable Value Fund
*	RiverSource Trust Income Fund I	Common Collective Trust - 292,926 - shares	21,007,114
*	Riversource Trust Money Market Fund I	Common Collective Trust - 2,907,835 - shares	2,907,835
	Synthetic Contracts and Underlying Investments
	Bank of America I Wrapper	Contract Wrapper - 4.93% due 12/31/50	15,249
	Bank of America II Wrapper	Contract Wrapper - 5.15% due 12/31/50	28,123
	IXIS I Wrapper	Contract Wrapper - 5.26% due 12/31/50	35,527
	IXIS II Wrapper	Contract Wrapper - 5.01% due 12/31/50	9,408
	JP Morgan Wrapper	Contract Wrapper - 4.95% due 12/31/50	39,582
	Monumental Wrapper I	Contract Wrapper - 4.57% due 12/31/50	32,595
	Monumental Wrapper II	Contract Wrapper - 6.02% due 12/31/50	2,244
	Rabobank Wrapper	Contract Wrapper - 5.22% due 12/31/50	21,720
	Royal Bank of Canada	Contract Wrapper - 4.93% due 12/31/50	37,181
	State Street Wrapper	Contract Wrapper - 4.75% due 12/31/50	45,687
	UBS Wrapper	Contract Wrapper - 4.98% due 12/31/50	42,257
*	RiverSource Trust Money Market Fund I	Common Collective Trust - 19,333,016 - shares	19,409,102
*	RiverSource Trust Bond Fund	Common Collective Trust - 1,599,338 - shares	28,156,345
	FNMA 30 YR TBA	Government Obligation - 1,000,000 -5.00% due 01/01/35	965,312
	FNMA 15 YR TBA	Government Obligation - 1,575,000 - 5.50% due 01/01/15	1,574,509
	FNMA TBA	Government Obligation - 2,675,000 - 5.50% due 01/01/31	2,643,234
	FNMA 15 YR TBA	Government Obligation - 1,175,000 - 6.00% due 01/01/14	1,191,156
	FNMA 30 YR TBA	Government Obligation - 3,200,000 - 6.00% due 09/01/28	3,220,992
	FNMA 30 YR TBA	Government Obligation - 300,000 - 6.50% due 01/01/30	305,625
	FGLMC GOLD 30 YR TBA	Government Obligation - 1,000,000 - 5.50% due 01/01/37	988,750
	FHLMC TBA	Government Obligation - 5,000,000 - 6.00% due 01/01/33	5,035,950
	CS FIRST BOSTON MTGE SECURITIES	Government Obligation - 775,000 - 5.10% due 08/15/38	773,592
	FHLMC #D95319	Government Obligation - 293,423 - 6.00% due 03/01/22	298,964
	FHLMC GOLD #E97247	Government Obligation - 195,966 - 5.00% due 06/01/18	193,956
	FHLMC GOLD #E99565	Government Obligation - 187,500 - 5.50% due 09/01/18	188,596

Note:	Column (d) is not applicable for participant directed investments.

*	Represents a party-in-interest

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	FGOLD 10 YR #G12100	Government Obligation - 203,063 - 5.00% due 11/01/13	201,571
	FGOLD 15 YR #G12101	Government Obligation - 328,974 - 5.00% due 11/01/18	325,302
	FHLMC #1G1067	Government Obligation - 783,892 - 5.70% due 07/01/36	791,115
	FHLMC(NON GOLD) ARM #1G2450	Government Obligation - 982,265 - 5.93% due 08/01/36	997,849
	FHLMC #1G2496 ARM	Government Obligation - 344,664 - 6.21% due 09/01/36	349,388
	FHLMC GOLD #C66932	Government Obligation - 122,499 - 6.00% due 05/01/32	124,307
	FED HOME LN BANK	Government Obligation - 175,000 - 4.63% due 01/18/08	177,696
	FHLB	Government Obligation - 115,000 - 5.25% due 02/13/08	117,441
	FHLMC REF NOTE	Government Obligation - 110,000 - 5.13% due 10/15/08	111,331
	FHLMC	Government Obligation - 55,000 - 3.88% due 06/15/08	54,158
	FHLMC #780514 ARM	Government Obligation - 151,439 - 5.00% due 05/01/33	149,811
	FNMA BENCHMARK	Government Obligation - 220,000 - 4.50% due 10/15/08	220,127
	FNMA	Government Obligation - 795,000 - 3.50% due 07/27/07	799,132
	FNMA	Government Obligation - 645,347 - 5.00% due 08/01/34	626,526
	FNMA #254536	Government Obligation - 88,519 - 7.00% due 09/01/17	91,177
	FNMA #254757	Government Obligation - 156,062 - 5.00% due 03/31/13	154,680
	FNMA #254774	Government Obligation - 166,821 - 5.50% due 03/31/13	168,128
	FNMA #254793	Government Obligation - 385,415 - 5.00% due 07/01/33	374,429
	FNMA #357324	Government Obligation - 879,738 - 5.00% due 01/01/33	854,954
	FNMA #387608	Government Obligation - 636,666 - 4.80% due 09/01/15	623,551
	FNMA #462236	Government Obligation - 373,818 - 5.44% due 07/01/16	379,293
	FNMA #462237	Government Obligation - 448,650 - 5.52% due 07/01/16	457,709
	FNMA #535170	Government Obligation - 210,652 - 5.50% due 09/01/14	212,519
	FNMA #545701	Government Obligation - 89,548 - 7.00% due 07/01/12	90,552
	FNMA #545864	Government Obligation - 351,892 - 5.50% due 08/01/17	354,724
	FNMA #555432	Government Obligation - 955,199 - 5.50% due 05/01/33	949,840
	FNMA #555528	Government Obligation - 813,335 - 6.00% due 04/01/33	824,824
	FNMA #555591	Government Obligation - 966,701 - 5.50% due 07/01/33	961,277
	FNMA #568049	Government Obligation - 162,410 - 6.00% due 04/01/16	165,639
	FNMA #636030	Government Obligation - 113,857 - 6.50% due 04/01/32	117,408
	FNMA #638591	Government Obligation - 920,026 - 6.50% due 04/01/32	951,598
	FNMA #646147	Government Obligation - 414,115 - 7.00% due 06/01/32	430,694
	FNMA #648349	Government Obligation - 207,451 - 6.00% due 06/01/17	211,959
	FNMA #672029	Government Obligation - 377,328 - 6.00% due 12/01/17	384,759
	FNMA #681400	Government Obligation - 197,628 - 5.50% due 03/01/18	199,054
	FHLMC 2492-B	Government Obligation - 599,413 - 5.50% due 05/15/13	601,196
	FNMA #200394	Government Obligation - 279,673 - 5.50% due 07/25/23	279,900
	FHLMC 2617 HD	Government Obligation - 182,231 - 7.00% due 06/15/16	188,823
	FNMA 2003-133 GB	Government Obligation - 39,873 - 8.00% due 12/25/26	42,286
	FHLMC_2641	Government Obligation - 174,934 - 6.50% due 01/15/18	180,486
	FNMA 2004-W3 A15	Government Obligation - 171,491 - 5.00% due 05/25/34	170,888
	FNMA 2004-60 PA	Government Obligation - 318,752 - 5.50% due 04/25/34	320,014
	FHLMC 2657 NT	Government Obligation - 178,490 - 5.00% due 01/15/16	178,304
	FHLMC 2672 NT	Government Obligation - 231,404 - 5.00% due 02/15/16	231,081
	FHLMC 2662 DB	Government Obligation - 169,600 - 5.00% due 02/15/16	169,406
	FHLMC 2750 DB	Government Obligation - 210,320 - 4.50% due 05/15/15	208,775
	FHLMC 2843-BA	Government Obligation - 244,313 - 5.00% due 01/15/18	242,910

Note:	Column (d) is not applicable for participant directed investments.

*	Represents a party-in-interest

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	FHLMC 2907-AG	Government Obligation - 268,887 - 4.50% due 03/15/19	262,983
	FNMA #703937	Government Obligation - 144,296 - 5.50% due 05/01/18	145,232
	FNMA #704265	Government Obligation - 979,275 - 5.50% due 05/01/33	973,781
	FNMA #705304	Government Obligation - 199,916 - 4.92% due 06/01/33	196,962
	FNMA #720378	Government Obligation - 426,445 - 4.50% due 06/01/18	413,992
	FEDERAL NATL MTG ASSN GTD MTG #725066	Government Obligation - 1,026,526 - 6.00% due 12/01/33	1,040,314
	FNMA #725090	Government Obligation - 196,764 - 4.82% due 11/01/33	191,458
	FNMA #725425	Government Obligation - 1,687,075 - 5.50% due 04/01/34	1,677,721
	FNMA ARM #725737	Government Obligation - 143,801 - 4.53% due 08/01/34	143,430
	FNMA #725773	Government Obligation - 933,753 - 5.50% due 09/01/34	928,022
	FNMA #725815	Government Obligation - 621,541 - 6.00% due 12/01/33	629,889
	FNMA #735057	Government Obligation - 450,709 - 4.50% due 01/01/19	437,548
	FNMA #735935	Government Obligation - 833,295 - 5.00% due 12/01/18	825,260
	FNMA #741897	Government Obligation - 314,608 - 5.00% due 10/01/33	305,640
	FNMA #745563	Government Obligation - 1,333,529 - 5.50% due 08/01/34	1,326,048
	FNMA #745727	Government Obligation - 771,130 - 5.26% due 05/01/16	772,903
	FNMA #745802	Government Obligation - 1,067,765 - 6.00% due 07/01/36	1,080,333
	FNMA #763798	Government Obligation - 813,777 - 5.50% due 03/01/34	809,493
	FNMA #764082	Government Obligation - 191,058 - 4.78% due 01/01/34	189,194
	FNMA #766731	Government Obligation - 1,009,422 - 5.00% due 03/01/34	979,984
	FNMA ARM #768117	Government Obligation - 200,831 - 5.43% due 08/01/34	198,497
	FNMA ARM #786628	Government Obligation - 154,269 - 5.67% due 07/01/34	155,507
	FNMA ARM #799769	Government Obligation - 181,133 - 5.05% due 11/01/34	180,645
	FNMA ARM #801344	Government Obligation - 208,960 - 5.07% due 10/01/34	209,678
	FNMA #220925	Government Obligation - 646,568 - 5.50% due 09/01/34	642,940
	FNMA #809534	Government Obligation - 263,467 - 5.09% due 02/01/35	263,842
	FNMA ARM #826908	Government Obligation - 512,072 - 5.12% due 08/01/35	506,719
	FNMA ARM #845070	Government Obligation - 450,652 - 5.09% due 12/01/35	450,237
	FNMA ARM #849082	Government Obligation - 526,842 - 5.84% due 01/01/36	532,582
	FNMA #865689	Government Obligation - 659,679 - 5.90% due 02/01/36	672,201
	FNMA ARM #866097	Government Obligation - 499,787 - 6.17% due 02/01/36	511,075
	FNMA ARM #872753	Government Obligation - 287,562 - 5.92% due 06/01/36	290,746
	FNMA #878661	Government Obligation - 936,203 - 5.50% due 02/01/36	925,402
	FNMA #881629	Government Obligation - 861,546 - 5.50% due 02/01/36	851,607
	FNMA #883267	Government Obligation - 488,833 - 6.50% due 07/01/36	504,058
	FNMA #886054	Government Obligation - 481,397 - 7.00% due 07/01/36	500,249
	FNMA ARM #887096	Government Obligation - 621,303 - 5.81% due 07/01/36	631,952
	FNMA ARM #900197	Government Obligation - 399,911 - 5.97% due 10/01/36	404,394
	GMACC 1999-C1 B	Government Obligation - 350,000 - 6.29% due 05/15/33	357,921
	GNMA II #003501	Government Obligation - 948,661 - 6.00% due 01/20/34	964,828
	GNMA II #003920	Government Obligation - 798,756 - 6.00% due 11/20/36	811,890
	UST INFLATION INDEX	Government Obligation - 4,245,000 - 3.38% due 01/15/07	5,463,985
	U.S. T-BOND	Government Obligation - 1,475,000 - 3.38% due 02/15/08	1,468,048
	UST NOTE/BOND	Government Obligation - 655,000 - 4.88% due 05/31/08	649,330
	U.S. TREASURY NOTE	Government Obligation - 1,165,000 - 4.88% due 10/31/08	1,175,273
	U.S. TREASURY NOTE	Government Obligation - 380,000 - 4.63% due 10/31/11	381,629
	U.S. TREASURY NOTE	Government Obligation - 165,000 - 4.63% due 11/15/09	173,461

Note:	Column (d) is not applicable for participant directed investments.

*	Represents a party-in-interest

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	U.S. TREASURY NOTE	Government Obligation - 1,585,000 - 4.63% due 11/15/16	1,584,117
	U.S TREASURY NOTE	Government Obligation - 685,000 - 4.50% due 11/30/11	681,609
	WFMBS	Government Obligation - 964,974 - 5.00% due 10/25/35	931,993
	BOAA_06-9	Corporate Bonds - 750,000 - 6.00% due 02/25/37	752,930
	COUNTRYWIDE ALT TR 2006-HY12	Corporate Bonds - 665,536 - 6.20% due 08/25/36	675,899
	CWALT 2006-22CB-CA	Corporate Bonds - 550,000 - 6.00% due 05/25/36	558,076
	CWALT 2006-31CBA16	Corporate Bonds - 500,000 - 6.00% due 11/25/36	507,565
	CWALT 06-43CB 1A4	Corporate Bonds - 650,000 - 6.00% due 02/25/37	656,881
	BACM 2005-4-A1	Corporate Bonds - 376,954 - 4.43% due 07/10/45	372,071
	BACM 2005-6-A2	Corporate Bonds - 475,000 - 5.19% due 09/10/47	476,243
	BOAA 2003-1-A1	Corporate Bonds - 140,836 - 5.00% due 02/25/33	138,520
	BOAMS 2004-E 2A6	Corporate Bonds - 275,000 - 4.11% due 06/25/34	270,591
	BACM 2006-2-AAB	Corporate Bonds - 475,000 - 5.72% due 05/10/36	489,268
	BSCMS 2005-PWR9-A1	Corporate Bonds - 586,257 - 4.50% due 09/11/42	578,866
	BSCMS 2005-T20-A2	Corporate Bonds - 1,275,000 - 5.13% due 10/12/42	1,273,970
	CDC COMMERCIAL MTGE	Corporate Bonds - 1,125,000 - 5.68% due 11/15/30	1,148,608
	CD 2006-CD2-AAB	Corporate Bonds - 650,000 - 5.57% due 01/15/46	657,352
	CPS 2006-A-A3	Corporate Bonds - 525,000 - 5.10% due 10/15/10	525,862
	CWALT 2005-6CB-1A1	Corporate Bonds - 146,775 - 7.50% due 04/25/35	153,032
	CWL 2005-10-AF6	Corporate Bonds - 75,000 - 4.91% due 12/25/35	73,375
	CWL 2005-17-1AF2	Corporate Bonds - 360,000 - 5.36% due 12/25/35	359,584
	CWALT INC 2005-54CB	Corporate Bonds - 190,090 - 5.50% due 11/25/35	191,031
	CWALT INC 2005-43	Corporate Bonds - 193,885 - 5.50% due 11/25/35	194,845
	CWALT 2005-64CB-1A	Corporate Bonds - 356,645 - 5.50% due 12/25/35	359,196
	CWALT 2005-85CB-2A	Corporate Bonds - 437,981 - 5.50% due 02/25/36	439,300
	CWALT 2006-SCB	Corporate Bonds - 743,931 - 6.00% due 01/25/36	747,774
	CWHL 2006-HYB1-1A1	Corporate Bonds - 417,308 - 5.39% due 03/20/36	416,724
	CWHL 2006-HYB5-2A2	Corporate Bonds - 852,314 - 5.95% due 09/20/36	861,998
	CITIGROUP INC	Corporate Bonds - 345,000 - 6.50% due 01/18/11	371,126
	CGCMT 2005-C3-A1	Corporate Bonds - 729,731 - 4.39% due 05/15/43	719,351
	ARMT 2005-12-2A1	Corporate Bonds - 477,348 - 5.71% due 03/25/36	481,074
	CSFB 2003-CPN1-A2	Corporate Bonds - 1,100,000 - 4.60% due 03/15/35	1,064,744
	CSMC 2006-C4-A3 5.	Corporate Bonds - 790,000 - 5.47% due 09/15/39	798,485
	CSFB 2005-C4-A1	Corporate Bonds - 521,341 - 4.77% due 08/15/38	517,858
	ARMT_06-1-2A1	Corporate Bonds - 672,649 - 5.97% due 06/25/36	679,220
	CSMC 2006-C1-A2	Corporate Bonds - 525,000 - 5.44% due 02/15/39	532,649
	CSFB-05-12-SA1	Corporate Bonds - 306,456 - 7.00% due 12/25/35	314,849
	FNMA 2004-W10 A23	Corporate Bonds - 350,000 - 5.00% due 08/25/34	348,963
	GMACM 2004-HE2-A4	Corporate Bonds - 335,000 - 3.65% due 10/25/33	323,904
	GECMC 2004-C2 A1	Corporate Bonds - 173,501 - 3.11% due 03/10/40	169,270
	GECMC 2005-C3-A2	Corporate Bonds - 1,016,000 - 4.85% due 07/10/45	1,008,116
	GCCFC 2003-C2 A3	Corporate Bonds - 1,035,000 - 4.53% due 07/05/10	1,012,130
	GCCFC 2005-GG5-A1	Corporate Bonds - 661,129 - 4.79% due 04/10/37	658,081
	HVMLT 2005-12-2A1A	Corporate Bonds - 346,144 - 6.83% due 10/19/35	358,494
	HERTZ VEHICLE FINANCING	Corporate Bonds - 450,000 - 4.93% due 02/15/10	449,353
	INDX 2005-AR25-A1	Corporate Bonds - 253,608 - 5.88% due 12/25/35	255,278
	INDX 2006-AR13-1A1	Corporate Bonds - 552,423 - 6.10% due 07/25/36	556,680

Note:	Column (d) is not applicable for participant directed investments.

*	Represents a party-in-interest

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	INDYMAC LN TR 2006-AR1	Corporate Bonds - 1,287,520 - 5.96% due 08/25/36	1,301,278
	JPMCC 2003-C1-A1	Corporate Bonds - 845,251 - 4.27% due 01/12/37	827,142
	JPMCC 2005-CIBC12-	Corporate Bonds - 575,000 - 4.85% due 09/12/37	564,165
	JPMCC 2006-CB16	Corporate Bonds - 875,000 - 5.55% due 05/12/45	891,614
	LBUBS 2005-C1-A1	Corporate Bonds - 289,419 - 4.06% due 02/15/30	284,582
	LBART 2005-B-A3	Corporate Bonds - 625,000 - 4.41% due 05/15/10	621,698
	MALT 2004-13 7A1	Corporate Bonds - 817,733 - 6.50% due 11/25/34	825,678
	MLMT 2005-CIP1-A1	Corporate Bonds - 539,043 - 4.63% due 05/12/10	533,954
	MLMT 2005-CK1-A1	Corporate Bonds - 449,643 - 5.03% due 11/12/37	449,751
	MSC 2003-T11 A2	Corporate Bonds - 725,000 - 4.34% due 06/13/41	711,301
	MSM 2004-2AR 3A	Corporate Bonds - 182,608 - 5.05% due 02/25/34	181,015
	MSC 2006-HQ9-AAB	Corporate Bonds - 600,000 - 5.68% due 07/20/44	615,321
	POPLR 2005-5-AF3	Corporate Bonds - 525,000 - 5.09% due 11/25/35	521,893
	RAMC 2006-2-AF3	Corporate Bonds - 450,000 - 5.69% due 08/25/36	454,098
	RAMC 2005-3-AF3	Corporate Bonds - 355,000 - 4.77% due 10/25/35	351,959
	RAMC 2005-4-A3	Corporate Bonds - 195,000 - 5.56% due 02/25/36	195,170
	RAMC 2006-1-AF3	Corporate Bonds - 685,000 - 5.61% due 05/25/36	687,666
	RALI SER 2003-QS4 ABS5	Corporate Bonds - 43,677 - 5.50% due 09/25/33	43,757
	RASC 2004-KS8 AI3	Corporate Bonds - 229,916 - 3.84% due 09/25/34	227,814
	RALI 2006-QS3-1A10	Corporate Bonds - 317,632 - 6.00% due 03/25/36	322,540
	SQALT 2006-1-A2	Corporate Bonds - 284,972 - 6.12% due 02/25/36	291,605
	SARM 2005-15-4A1	Corporate Bonds - 546,841 - 5.52% due 07/25/35	544,337
	SARM_06-5:4A1 CMO FLOAT%	Corporate Bonds - 394,091 - 5.97% due 06/25/36	397,151
	WAMU MTG PASS-THROUGH CTFS CL 2-A1	Corporate Bonds - 387,473 - 5.30% due 12/25/35	386,053
	WBCMT 2003-C8 A2	Corporate Bonds - 300,000 - 3.89% due 11/15/35	293,221
	WBCMT 2005-C18-A2	Corporate Bonds - 500,000 - 4.66% due 04/15/42	492,280
	WBCMT 2005-C18-A4	Corporate Bonds - 600,000 - 4.93% due 04/15/42	586,426
	WBCMT 2005-C19-A1	Corporate Bonds - 418,268 - 4.17% due 06/15/42	411,208
	WFMBS 2005-5-3PT3	Corporate Bonds - 760,614 - 5.50% due 05/25/35	750,845
	WFMBS 2006-AR6-2A2	Corporate Bonds - 927,150 - 5.08% due 04/25/36	919,222
	WELLS FARGO MTG BACKED SECS 2006-AR6	Corporate Bonds - 474,472 - 5.11% due 03/25/36	470,987
	Other - (pending purchases/sales)		(15,425,446)

			636,639,369

Note:	Column (d) is not applicable for participant directed investments.

*	Represents a party-in-interest

Limited Brands, Inc. Savings and Retirement Plan

EIN #31-1048997 Plan #002

Schedule G, Part III

Financial Transaction Schedule - Nonexempt Transactions

December 31, 2006

(a) Identity of party involved		(b) Relationship to plan, employer, or other party-in interest
Limited Brands, Inc.		Plan sponsor

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value

Plan sponsor used earnings within the plan to reduce the amount of one of the plan sponsor’s match contributions during 2005 and which was fully corrected for June 2, 2006

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
—	—	—	—

(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction
17,989	19,378	—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Limited Brands, Inc. Savings and Retirement Plan

Date: June 26, 2007	By:	/s/ Ezra Singer
Ezra Singer Senior Vice President, Compensation & Benefits

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP